Item 77-E

On February 25, 2000, a lawsuit was filed against Investment Advisers, Inc. by Montauk Partners L.P. in the Hennepin County District Court, relating to the sale of a restricted security (MatrixOne, Inc.) to Montauk Partners by the IAI Growth and Income Fund. A settlement agreement was signed and the litigation was dismissed on April 27, 2000, in accordance with the terms of the agreement.